by Sergiu Lisnic, CFA,
slisnic@spelmanresearch.com
Associates: Vitalie Eremia
Dan Lavric
Oleg Borta, MBA

April 12, 2005

SPELMAN RESEARCH
INDEPENDENT INVESTMENT RESEARCH

PUBLIC COMPANY MANAGEMENT CORP. (OTC BB: "PUBC")
Rating: Speculative Buy
Eighteen Months Price Target: $2.58

Financial Summary	
52-Week Range	$0.05/ $1.95
Recent Price (4/11/05)	$1.45
Market Cap	$ 31.2 Mn
Current Shares Outstanding	21.5 Mn
Float	1.0 Mn
Avg. Daily Trading Volume (3m)	19,734
Insider Holdings	75.8%
Institutional Holdings	NA
Fiscal Year-End	30-Sep-04

US$ 000's	FY04*	FY05E	FY06E
Revenue	$2,090	$2,810	$5,023
Net income (loss) from operations	1,367	(88)	1,184
Net income (loss)	1,249	1,400	3,005
Cash	154	2,218	5,155
TOTAL ASSETS	2,880	6,521	10,733
Debt	294	288	274
Net Equity	1,647	4,791	8,396
ROE	76%	44%	46%
EPS, diluted	$0.08	$0.06	$0.13
P/E	18.3 x	23.0 x	11.2 x

Source: Company filings, Yahoo! Finance, OTCBB, Analyst estimates   *short fiscal year – 9 months

SUMMARY OF ANALYST RATIONALE

We are Initiating Coverage of Public Company Management Corporation ("PUBC", or "the Company") with a Speculative Buy Rating and assign an eighteen months price target of $2.58. We believe that the Company has developed an effective approach to serving the immense potential of the investment advisory market, particularly with an alternative to traditional costly IPOs. The "virtual business" model employing a varying number of contract industry experts developed by the founder and current CEO, Stephen Brock, makes the Company extremely flexible and scalable; the Company can take any-magnitude down-market hit by scaling back the amount of work passed through to its business partners while being able to handle explosive demand simply by increasing the number of "virtual"/ contract employees. PUBC allows even the smallest promising companies, demonstrating high sales growth potential, to get listed at a reasonable value by allowing them to pay part of the fee in the form of shares, thus transferring to PUBC some of their explosive return potential similar to returns found within private equity markets earned by the venture capital industry.

There are several investment catalysts for PUBC, and among these are: (1) strong deal traction announcement that we anticipate will drive revenue and earnings beyond public guidance; (2) the potential for continued 'private equity-like' returns from stock held in its client companies; and (3) a low cost venue to the public markets that also is a 'one-stop shop' for both obtaining public listings and servicing a plethora of public listing and compliance/ corporate governance requisites. Moreover, the Company is executing its aim toward greater visibility, which should be shortly complemented with the pending Google advertising campaign, advancement in the seminar management business and continued proliferation of subsidiary and affiliate website converted traffic.

Lastly, while the intrinsic valuation is largely based on metrics related guidance, we have taken consideration of the pipeline and backlog in business, and believe the Company is on track to markedly exceed expectations. Indeed, just in March alone, PUBC added six new client accounts, which, based on our understanding of Company's compensation recognition, clearly could not have been considered in the forward-looking guidance. Though our financial assumptions took these events into account, and consequently exceeded pre-existing

Company guidance, we have also tempered the assumptions with conservatism, given we did not assume the extraordinary string of new business pace was sustainable. We project $2.8 million and $5.0 million revenue, along with $0.06 and $0.13 EPS for fiscal '05 and '06, respectively.

Table of contents

INVESTMENT MERITS

- **Private Equity-Like Return Potential.** PUBC's business model calls for a fine balance between the need to generate new clientele and the choice of an appropriate level of exposure to individual company risks. A significant part of the fee that PUBC charges comes in the form of shares in newly created companies and as a result some of the current compensation of the company is deferred until shares of client companies can be sold. That creates very interesting exposure for PUBC and the interested investors, as a significant portion of PUBC assets consists of shares in young aggressive companies with high growth potential. We are estimating that the current portfolio of PUBC consists of shareholding in 21 (13+8) companies. While each individual company presents formidable operating risks because of its incipient stage, a broad portfolio of clients will help mitigate some of the company-specific risks and create a well-shaped private equity like exposure.

Moreover, diversification of the PUBC stock portfolio might come sooner rather than later as during the first quarter of CY05 the company took shares for services in 8 new companies, increasing the number of individual companies in the portfolio by over 60%. Statistically, sample groups of over thirty units start to behave like the general population, meaning that once PUBC reaches 30 clients or more, most of the individual company risk exposure will be absorbed into the risk characteristics of the whole portfolio that will behave like the overall private equity investment segment.

- **Flexible and scalable business model.** PUBC operates as a hub or a "virtual" company in performing its services. Once the clients are attracted, professional consultants are hired to assist in their pursuits of going public. Even though the company presently has only one full-time employee, the "virtual team" consists of more than 30 people, and over 600 years of combined experience help run the company.

PUBC uses an outsourcing approach, whereby staff are only hired as needed and who are paid by an hourly rate. From a financial standpoint this modus operandi translates into low fixed costs and overheads and high variable costs. PUBC itself has several subsidiaries, each serving its clients at different stages of the process of going public: from educating the potential clients on the benefits of going public, to helping the existing clients with complying to the SEC requirements after the process of going public has been completed. PUBC's contracts with its clients stipulate that after using GPT's services, the client must sign the Compliance contract with PCMS, thus ensuring continuous revenue source and stronger relationships with clients.

- **Strong team of experienced professionals.** In November 2004, PUBC created an expansive Advisory Board of industry experts to utilize the combined experience of its advisors in devising corporate strategy, optimizing the business model and ensuring compliance with the best governance practices in the American capital market. The main objectives for the board are to provide business guidance to PUBC, aid in corporate governance objectives, and supplement the corporate board of directors via a cost-effective channel. Together, these advisors possess decades of combined experience in the fields of financial services and US capital markets for micro and small capitalization companies.

- **A wide network of strategic alliances.** PUBC has entered into strategic agreements with a number of companies, experienced in the fields of financial services for SME's. As part of such strategy, Hawkwood Capital Partners have been invited to pursue and develop alliances with peer companies to create new business opportunities and build market awareness for PUBC. Ibis Consulting Group, LLC, was retained for the purpose of providing investor relations services to PUBC and introducing the company to institutional investors to obtain long term institutional shareholders of the stock. PUBC also signed a public relations consulting agreement with Meridian Advisors, Inc. to provide public relations advice and consulting services to the company.

PUBC has also secured support of the CEO of Bold Ventures Group to serve as PUBC's contract Chief Operating Officer, who in the past had advised such companies as Citibank, Morgan Guaranty Trust and American Express. She will be acting as a "virtual" Chief Operating Officer (COO) for PUBC, and the company expects to have an experienced "virtual"/ contract CFO and other virtual key positions soon.

- **A well-rounded offering that allows for a wide range of service and creates cross-selling opportunities**. Through its subsidiaries PUBC can generate revenues from clients with different levels of "being prepared" to pay for the listing consultancy. More cautious customers may limit themselves to simply buying information materials (ranging from just $5.95 to $179.95 per paper) or engaging the company to deliver a business plan review($1,695) or a strategic company review ($3,995); while advanced clients can get a full suite of services for their listing and reporting requirements. All the business divisions of PUBC can generate revenues from the same client. Instead of serving one function and outsourcing, the Company can generate several repeatable and one-time revenue streams from a single client.

- **High growth and profitable activity in 2004.** Following a modest net income in CY03 in the amount of $52,535, PUBC closed CY04[1] with a net income of $1,596,508, or a 2,939% growth. Judging by the contract flow announcements in the first 3 months of 2005 and yet another contract on April 1, 2005, we believe that the momentum gained in 2004 is likely to extend into 2005 and beyond.

- **New business generation capabilities and the intent to intensify customer-generation efforts.** During the first quarter of 2005, PUBC signed eight SB-2 Securities Registration Contracts. We are estimating that the total number of SB-2 contracts signed up by the company in Q1CY05 is approximately 435, giving PUBC a market share of approximately 2%. That is a meaningful figure for an early stage company like PUBC. Assuming that the new clients pay the standard cash fee of $75,000 per each SB-2 contract, PUBC must have booked in so far in CY05 $600,000 in cash revenues and it also will get 500,000 shares from each of the new clients. Judging by the contract flow announced in the first 3 months of 2005 and yet another contract on April 1, 2005, we believe that the momentum gained in 2004 is likely to extend into 2005 and beyond.

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[1] To obtain numbers for the whole of 2004, information from the annual report covering the first nine months of 2004 (audited) and the quarterly report covering the quarter ended December 31, 2004 (unaudited), were used.

PUBC also intends to acquire a seminar management company with the goal of increasing the break-through rate of attracting new customers. PUBC also pays attention to public relations and marketing to attract new business. It is envisioned that up to $1.5 million will be spent on public awareness and customer acquisition during 2005. Currently, 90% of break-out customers come from Google advertising campaigns, but PUBC plans to launch new campaigns to expand its outreach and is currently raising funds for this purpose.

- **Strong market outlook.** Securities markets and associated industries (such as management consulting, investment advising etc.) are expected to continue their strong growth trend witnessed in 2004. This will mean that the customer base for companies like PUBC will expand, ensuring new business opportunities in the marketplace. Strong performance of the OTCBB market will also accommodate stronger demand for PUBC's services and should keep PUBC's diversified portfolio afloat (*refer to Industry Overview & Outlook section*).

- **Growing demand for reverse mergers.** Research[2] has shown that the yearly number of reverse acquisitions has been growing in the past few years and their volume is comparable to the volume of IPO's under $50 million, showing strengthening demand for the kind of services PUBC provides. The year of 2004 registered 117 reverse mergers worth over $800 million, compared to 64 IPO's under $50 million worth just over $2,000 million.

INVESTMENT RISKS

- **Managerial risk.** PUBC's development to date has been primarily shaped by one person. It was the vision of the Chief Executive Officer, Stephen Brock, that took the company to where it is today, and he is also the person who has the specific direction for the future of the company. Though PUBC has a host of capable affiliates and strategic partners to effectively provide a 'one-stop shop' of public company services, the Company retains a substantial managerial risk in the event Stephen Brock's lead role ceases simply because it may find itself in the position of straying away from its current course. Of course, in time, as the business grows and develops, PUBC will hire more people who will learn the culture and the direction of the company and the key person risk will decline. As the recent hiring of the contract COO for the company shows, there are many professionals out there who have the necessary experience and skills to run a diversified financial industry consulting company like PUBC.

- **Limited historic data on portfolio performance.** Because a part of the current attractiveness of PUBC lies in its private equity-like return potential component, it would be helpful to have a history of past performance in stock picking skills for the portfolio manager. However, the companies under analysis (including the subsidiaries) have only recently started to report to the SEC (under the PUBC umbrella in October 2004) and as a result there is limited information available about their past performance, which restricts our ability to analyze them. So far, PUBC has managed to stay profitable and generate quite nice returns on its stock portfolio but, given the size and the initial stage of development of the companies from which PUBC takes stock as compensation, we expect to see quite significant volatility in the value of the portfolio. Of course, in time, as the number of securities in the portfolio increases, the volatility of the portfolio will decrease both because the level of individual exposure will decrease and because some of the companies will enter a mature stage that will lead to lower volatility of their share price.

- **High level of holdings of illiquid and restricted securities.** PUBC accepts part of the fee for its consulting services in the form of clients' restricted shares. This has created (and continues to do so) a large holding of relatively illiquid securities – 68% of total assets at the end of 2004. And even though the value of such holdings may increase substantially, PUBC may not be able to sell them for cash at will due to their restricted nature. In fact, a large part of the company's income in 2004 (69.5% of revenue and 88% of Net income) was in the form of unrealized gains on holding securities. The unstable nature of the OTCBB

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[2] Day, Berry & Howard LLP, available online at http://www.dbh.com/docs/events.148.pdf, accessed online on March 23, 2005.

market, where PUBC's clients get listed as a result of its services, makes such holdings risky and unrealized gains from their possession volatile. For example, on November 24, 2004, The Nevada Fund, Inc., a subsidiary of PUBC, exercised its right to convert a $100,000 debenture into 1,000,000 shares of common stock of Megola, Inc. (OTC BB: MGOA.OB). This transaction resulted in an unrealized gain of $610,000 or 610% based on the $0.71 per share closing price of MGOA as of November 29, 2004. However, the current price for Megola's stock (closing price on March 21, 2005) is $0.385 per share, or a 45.8% fall which translates into the unrealized gain of only $285,000 as opposed to the previously reported $610,000.

- **Possible requirement to register as an investment company.** There is a risk that SEC may qualify PUBC as an investment company due to the nature of PUBC's business model, in which case PUBC will be required to undergo a costly and lengthy process of registration as an investment company. The company is trying to mitigate this risk through a program of share dividends and other ways to increase company revenues and assets.

- **Customer concentration.** A very large portion of PUBC's 2004 revenues (44.5%) was generated by a single client – Acies, Inc., which subsequently ceased to be PUBC's client. This client's share represented $718,664, or 57.7% of the net income for the first nine months of 2004. However, since the end of 2004, PUBC has made dramatic inroads in ramping up a diverse backlog of business in its revenue pipeline: refer to recent contracts section outlining contracts with seven clients in the first 100 days of 2005 for the SB-2 registration process, enabling these firms low-cost solutions to entering the public marketplace.

- **Default risk.** PUBC has a history of legal proceedings in connection with receivables from its clients. Going forward, we expect that PUBC may face the risk of default on some of its receivables because many of its clients are small incipient companies with an uncertain future. From time to time PUBC lends money to its clients on a junior debt status. Such loans are often unsecured and even secured loans are usually subordinated to other loans clients may have. Thus, at the end of 2004, PUBC had high level of customer debt in the form of notes receivable amounting to $350,000. PUBC also had a high level of accounts receivable, at almost $300,000. Combined, these 2 items comprised 18.4% of the total assets. Aggregated with marketable securities, these items accounted for 86.4% of PUBC's total assets. This poses a high liquidity risk and should be taken into account by any investor considering investing in PUBC. PUBC is also engaged in a lawsuit against one of its clients, who failed to repay PUBC an amount of $175,000 on a promissory note. Two other clients also have partial overdue obligations towards PUBC, either in the form of stock or cash.

- **OTC BB risk**. PUBC's common stock is quoted on the OTC Bulletin Board and is traded in the over-the-counter market. The common stock is not traded on a sustained basis or with significant volume. In addition, the Company currently does do not meet the requirements for listing the common stock on NASDAQ or a national securities exchange, thus PUBC cannot assure if or when the common stock will be listed on such an exchange. Company management have committed to a goal of listing PUBC on a recognized North American stock exchange.

VALUATION

COMPANY NAME	Ticker	Share Price 4/08/05	M Cap, $m 4/08/05	Price to Book	PE ttm	PE 2006	PSR ttm	PSR 2006
Public Co. Management*	PUBC	1.45	31	13.9	18.3	11.2	14.9	11.1
CAPITAL SOUTHWEST	CSWC	26.26	3,505	1.8	14.0	13.8	9.8	7.2
LEUCADIA NAT'L	LUK	31.50	2,697	1.5	11.1	9.7	9.5	4.9
MACC PRIVATE EQTY	MACC	15.23	691	-	11.5	9.2	7.4	5.3
MCF	MEM	78.00	301	-	-	-	-	-
ALLIED CAPITAL	ALD	11.75	203	-	-	-	-	-
MCG CAPITAL	MCGC	1.37	91	5.6	68.5	-	2.4	-
AMER CAP STRATEGIES	ACAS	2.50	6	-	-	-	-	-
Average		-	-	**3.0**	**26.3**	**10.9**	**7.3**	**5.8**
INV. BANK & BROKERAGE	IND	23.80	1,070	3.0	26.3	10.9	11.0	2.8

Source: Baseline, Analyst Estimates   *PUBC most recent data – 4/11/05

From the table above, PUBC seems to be fairly valued – its ratios on a FY06 basis are in line with or above the average of the selected pool as well as the reported industry average. Company's PSR ratios place PUBC at a significant premium to competitors. However, we do not believe that the current situation of PUBC is properly described by these ratios, because the company is just starting to roll out its business plan, it is currently very small and will have a period of explosive growth in the number of customers/ revenues/ etc. – in double and triple digits for the near future.

Therefore we looked at the DCF analysis to see what the current value of the company is and where it should be in about 18 months from now.

All figures in 000s USD, except per share data

MAJOR ASSUMPTIONS

WACC Calculation

Stock Price	$1.45
Shares Current, 000s	21,545
Shares Forward(CA06), 000s	23,545
Mkt Cap, 000s	$31,240
Book Value of Debt, $000s	($65,383)
Beta	1.50
Risk Premium	5.0%
Risk Free Rate	4.5%
Cost of Equity	12.0%
Long-term Equity Weight	100%
Weighted Cost of Equity	12.0%
Cost of Debt	6.0%
Long-term Tax rate	34%
Tax Effected Cost of Debt	4.0%
Long-term Debt Weight	0%
Weighted cost of Debt	0.0%
WACC	12.0%
Terminal growth	7%

We have assumed a rather high terminal growth rate of 7% to reflect the value of the growing diversified stock portfolio that will be an additional boost to company's consulting revenues. Also, the relatively high beta was an analyst assumption – PUBC does not have a meaningful history of stock trading to derive it from actual data.

$ '000	FYE05	FYE06	FYE07	Terminal Value
EBIT, pretax	2,050	4,467	5,807	
EBIT (1-T)	1,353	2,948	3,833	
Depletion,Depr & Amort	57	72	100	
Other non-cash (income) expense	(1,423)	(2,931)	0	
(-) Cap Ex	164	(40)	(100)	
(-) Changes in Non Cash Working Capital	(1,240)	(620)	(150)	
Free Cash Flow	**(1,089)**	**(571)**	**3,683**	**78,812**

PUBC is expected to make around $3.7 million in free cash flow starting with FY07. This figure assumes that the company will be able to report a larger portion of its earnings in realized gains on security holdings and that it will be increasingly able to control the timing of selling the stocks (not until they reach the full price potential).

Discounted Cash Flow $000 (except per share values)	FY05	FY06
DCF stream	1,194	2,426
DC terminal value	56,097	56,097
Total DC Enterprise Value	57,291	58,523
(Less) Net Debt	(65)	(2,118)
Equity Value	57,357	60,641
Equity Value Per Share	**$2.66**	**$2.58**

Our DCF model provided a current value per share of $2.66 and a future price target of $2.58 (price target decreases as the number of shares is expected to grow significantly in the next 2-3 years as the company uses share compensation to make up for some of its working capital). Notably, our DCF model shows that the company is currently undervalued and provides a significant stock appreciation potential of 78% on its current share price.

Also, at the end of FY06, PUBC will be a more mature and diversified company with a larger customer base and revenues. Its future market value will be a combination of the value of its consulting revenues and the value of its growing small cap stock portfolio, therefore we believe that there is significant stock price appreciation potential over and above the current price of the stock. However, determining the value of the future stock portfolio is highly speculative at this time. At the rate of 10-15 new stocks per quarter PUBC will have accumulated approximately 100 stocks in its portfolio by the end of FY06. The value of the stock portfolio will come as an add-on component to the share price of PUBC – in time it will be easier to establish and forecast.

Also, we find that a company in such an incipient stage of development is not a good candidate for a ratio price target therefore we will use the DCF calculation as the only pertinent way of deriving a price target. Our current price target for the end of FY06 is $2.58 and the company is rated Speculative Buy because we believe that the strong return potential on company's stock outweighs by a wide margin the risks involved.

COMPANY PROFILE

PUBC is an education, management and consulting firm that helps small businesses create long-term value for their companies, shareholders and partners by participating in public capital markets. Public Company Management Corporation is a holding company consisting of five direct and indirect wholly owned subsidiaries, each involved in a separate line of business:


Public Company Management Corporation
(PCMC, publicly traded as PUBC.OB)
Pubco
White Papers, Inc.
(PWP)
GoPublicToday.com, Inc.
(GPT)
Public Company
Management
Services,Inc.
(PCMS)
The Nevada Fund
(NF)
d/b/a
Foreign Company
Listing
(FCL)

1. **GoPublicToday.Com, Inc.** (GPT) offers managerial assistance to private companies through financial oversight, strategic growth planning, legal and financial consulting and other services in support of the management team. GPT is a Registered Investment Advisor regulated by the State of Nevada. GPT provides assistance in the registration of securities for small businesses through the SB-2 process.
2. **Pubco White Papers, Inc** (PWP) offers white papers addressing critical financial industry and regulatory issues and questions facing private companies looking to go public, whether Pink Sheet, OTCBB or NASDAQ, public companies, and all market participants. PWP also acts as a marketing tool to attract new customers to the other lines of PUBC's business.
3. **Public Company Management Services, Inc.** (PCMS) provides a suite of professional compliance and corporate governance services to companies trading on the OTC Bulletin Board, companies trading on the Pink Sheets, private companies, and other market participants. PCMS's services are designed with small companies in mind and geared towards ensuring that their clients are in compliance with all appropriate rules and regulations pertaining to being a public company.
4. **The Nevada Fund, Inc.** (NF) serves as a vehicle for the acquisition of shares in various public companies.
5. **Foreign Company Listing** (FCL) – a subdivision of GPT which assists non-US companies in getting listed and trading in the United States through the F1 and 20F Registration process.

GPT has been an important source of new clients for PCMS. Once a client is public, there are many continuing SEC reporting requirements and restrictions. In order to facilitate compliance with the SEC, GPT requires that clients that it has taken public sign a one-year renewable contract with PCMS. These services include:

-Filing a 10Q form with reviewed financial statement within 45 days after the end of each quarter;
-Filing a 10K form with audited financial statements within 90 days after the end of each fiscal year; and
-Filing of ownership and trading reports on Forms 3, 4 and 5 as well as Schedules 13D and 13G.

Indeed, while PCMS markets its services to all OTCBB listed companies, its primary sources of new clients are GPT and M&A Capital Advisers (MACA), an unrelated party that operates as a licensed broker-dealer independently managed and majority owned by Mr. Brock. Both companies require their clients who are going

public to become PCMS clients for a period of at least one year as a provision of their contract. In addition to being a direct revenue source, this helps GPT's clients remain in compliance and adds some measure of protection to PCMS's investments in its clients.

Finally, PUBC's subsidiary GPT is affiliated with MACA, a broker-dealer which specializes in mergers and acquisitions, reverse listings, and private placements. Though this entity is structured to operate separately, the shared business interests create more synergies through an exchange of business referrals. In certain instances, GPT may contract with MACA to assist clients in their efforts to raise money prior to being a public company through an offering pursuant to Regulation D of the Securities Act.

After the reverse merger with MyOffiz, Inc. in October 2004, and the subsequent resignation of all former directors and employees of the Company, PUBC has had only one employee –Stephen Brock who serves as the President, Secretary and Treasurer on a full-time basis, and who is the sole director of PUBC. Mr. Brock owns 75.8% of PUBC's common stock[3].

Stephen Brock, age 48, has served as a director of PUBC and as its President, Secretary and Treasurer since October 2004, after the reverse merger with MyOffiz, Inc. Mr. Brock has served as President, Secretary and Treasurer of GPT, PWP, NF, and PCMS since their inceptions in May 2000, July 2003, August 1998, and July 2004, respectively. Mr. Brock also served as President and Director of the Nevada Business Journal from June 1996 to February 2000. As an entrepreneur, Mr. Brock has formed several companies devoted to the small-cap market; he is a registered investment advisor and holds NASD Series 7, 24, 63, and 65 licenses. In addition, after attending the University of Maryland, Mr. Brock held an Executive Directorship of the Institute for Constitutional Rights for two years.

On March 3, 2005, PUBC announced that it had retained the services of Bold Ventures Group (BVG) and its CEO, Victoria Duff who would assume the position of the company's contract COO. Ms. Duff's duties as COO at PUBC will include a combination of internal and external operations. She will oversee some client-related activities, such as the filing of SB-2 registration statements. She will also work to manage some aspects of the company's securities, financing, accounting and collections procedures, its joint ventures and acquisition strategies as well as assist in the marketing of the company.

Ms. Duff is a long-time Wall Street Institutional Investment Banking veteran of firms such as Spencer Trask, Blyth Eastman Dillon, Loeb Rhoades, Prudential Bache and Wells Fargo Treasury. She is also the founder and CEO of California-based business consulting firm, Bold Ventures Group that specializes in new venture planning and launch for public and private companies under $500 million. Besides her business consulting and financial experience, she has established herself as an active leader in the Internet industry where she has served in leadership roles with various industry trade organizations.

The "Virtual" Team of Industry Experts
Managed and assembled by Stephen Brock, PCMS subsidiary of PUBC has established an encompassing network of professionals and experts in various fields ranging from financial management to technology and to compliance. Clients of PCMS enjoy direct access to this suite of professionals, which includes CPAs with nearly 100 years of combined experience, attorneys specializing in securities compliance and regulatory issues, financial consultants delivering solutions to the micro-market capitalization branch of companies, boutique investment bankers and broker-dealers, and technology consultants using the Internet and powerful software to streamline operational and regulatory processes. Furthermore, each professional included in the PCMC network has direct experience working with and managing OTC BB listed companies. Other team members include Michael T. Williams, David Loev, Jane E. Baynard, Aldo Rotondi, John Malone, and Dan Scheff.

Experts are outsourced and attracted as the need arises when clients solicit PUBC's services. These experts are paid on an hourly basis. Their previous experience sums up to more than 600 years of knowledge that is put to work for PUBC' success.

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[3] As of December-end 2004.

It is our understanding that the business has evolved naturally along the lines of three subsidiaries of PUBC: first people went to the website to get more information about how the listing is done, what the advantages and disadvantages are and what the reporting requirements are to the various authorities (PWP). Then, some of the readers of the white papers would turn to the same people who gave them the initial information for more help (GPT) and once they got listed, they would also need some ongoing help with the submissions and other requirements that were completely new to them (PCMS). The founder of PUBC seized the opportunities one by one and created a well-rounded offering. More than that, the business was started on a web-based platform and is extremely scalable – once the library of white papers is written, most of the new revenues flow down the P&L into net income. Also, once the client has accepted to engage PUBC for further services, the company goes to its partners for assistance, practically acting as a hub.

The most important partners of PUBC are included in the following list:

- NevWest Securities Corp.
- NewLead, Inc.
- Oasis Corporate Services, Inc.
- OnlineBusinessNetworks.com
- Public Securities, Inc.
- Savvy Selling International
- TCF Ventures Corp.

- Williams Law Group. P.A.
- National Regulatory Services
- David M. Loev, Attorney
- Airam Capital Group, Inc.
- Backstage Development
- The Baymen Group
- Blue Sky MLS

- Equity Technology Group, Inc.
- Franklin, Cardwell & Jones
- Harold P. Gewerter, Esq.
- Investrend Research
- Kingery, Crouse & Hohl, P.A.
- Kirkpatrick & Lockhart, LLP

The business model is extremely flexible – in case of a slowdown the outside parties simply do not get work and most of the costs of PUBC are thus direct variable costs with few fixed overheads. In this way PUBC mitigates the greatest risk it may face – a down-market in which current and potential clients may choose to delay their listing. At the same time, even if the workload doubles or triples, PUBC does not have to rent additional offices and employ additional personnel – instead it contacts more outside parties to perform the services.

The main effort for the company is to get the clients. PUBC recognizes this "bottleneck" and has stated that it intends to raise as much as $1.5 million for promotional campaigns. It has hired public relations and business development consultants on a cash plus restricted stock basis to help ramp up the deal flow. The company also intends to purchase a seminar management firm to act as a vehicle for informing clients about the services offered. In fact, the company has just announced that it intends to host a "Raising Capital" seminar on May 14, 2005 at the Westin Casuarina Hotel in Las Vegas, NV. The event will be open to all interested parties and will provide information for entrepreneurs and small businesses on various capital raising methods, the advantages of being a public company and the SB-2 roadmap, as well as other related matters including Sarbanes-Oxley and other compliance, after-market support etc.

In November 2004, PUBC announced the creation of the Advisory Board, whose goal is to enlist the services of experienced, proven individuals to provide business guidance to PUBC, aid in corporate governance objectives, and supplement the corporate board of directors via a cost-effective channel. The main objectives behind the creation of this Board were to:

1. help PUBC communicate its innovative business model more effectively and create a sustainable value proposition surrounding the business model that clients and shareholders can relate to and better understand;
2. apply the knowledge, experience, and resources of each advisory board member, within his/her respective field, to better execute the PUBC business model and diversify its approach to create tangible value for PUBC clients and shareholders;
3. provide effective guidance, leadership, and accountability standards to build the PUBC business model and PUBC shareholder value on a foundation of legitimacy, integrity, and sound strategy execution.

Since the creation of the Advisory Board, the following members have been invited:

- **William Bradford 'Brad' Smith II**, to serve as the Chairman of the Board. Mr. Smith has more than 20 years' experience as a capital market practitioner and financial service company officer, director or adviser. Since July 1991, Mr. Smith has operated WBS&A Ltd., a management consulting firm that helps companies develop and execute business and capital market strategies.

- **Stephen A. Boyko**, the President of Global Market Thoughtware, Inc., an international consulting company specializing in global markets and governance regimes. Upon receiving his MBA, Mr. Boyko helped formulate securities regulatory policy for the National Association of Securities Dealers, Inc. (NASD).
- **Bob Beers**, Nevada State Senator. He is currently Vice President of Sales for Nevada's premiere human resources outsourcing firm, Payroll Solutions. As a Nevada State Senator, Mr. Beers is Vice-chairman of the Finance Committee and member of Natural Resources and Legislative Issues & Elections Committees. He has been an active volunteer, serving as president of the Las Vegas Chamber of Commerce Business Expo and as treasurer of the Nevada Republican Party.
- **William Ross**, the principal of Public Securities, Inc., a financial services, brokerage, and market making firm. Mr. Ross holds NASD Series 7, 63, 24, 27, 4, 53, 55. In order those are: general securities, state securities, general principal, financial principal, options principal, municipal principal, and trading. Mr. Ross served on the West Coast continuing Education Committee for 2+ years, served on an advisory board to the OTC Bulletin Board, and served on Advisory Board to Bulletin Board Exchange while it was proposed.
- **Jeffrey Adduci**, who served as President of National Investment Banking Association (NIBA) and in other executive roles at NIBA and its predecessor organizations for sixteen years. Mr. Adduci has served on NASDAQ's OTC Advisory and BBX committees, and has been a member of the Board of Directors of The Small Business Administration's (SBA) Regulatory Fairness Program.

The Business Model

The business strategy of PUBC is to provide through its subsidiaries a comprehensive solution for small and medium sized businesses wishing to effectively establish themselves as publicly traded companies. The subsidiaries of PUBC represent the spectrum of steps required for a successful qualification or listing by providing education through PWP, registration through GPT and FCL, compliance and management through PCMS, and auxiliary activities through the NF. This model is illustrated below:


Revenue Model
Corporate Structure
Operational Flow
Pub Co White Papers
Cash
Thousands of Private Companies Come to PWP's for Education and Analysis
GPT
NF
Cash AND Stock in Client Companies
Dozens of Companies Go Public Using GPT Services
Cash AND Stock in Client Companies
Each Public Company Becomes a PCMC Compliance Management Client
PCMS

Source: PUBC's website at http://www.publiccompanymanagement.com/

While each of these business units has independent revenue streams, each company represents opportunities to streamline revenue and clients into the other business divisions. This structure allows each business unit to indirectly act as a marketing arm for the others, as shown below:



Companies Needing Education
PubCos Needing Compliance Services
PubCo White Papers
Referral Source for Client Answers
Public Company Management
Once GPT Clients are Public, they can Subscribe to PCMS
Sends GPT Clients to PWP for Education
Lead Source: Companies Wanting to Go Public
Business Support Services for PCMS PubCo Clients
Sends Pubco Clients to NF for Management & Reverse Listings
Clients That Need Ancillary Business Support
Go Public Today
The Nevada Fund
Supports GPT Clients
Domestic & Foreign Companies Wanting to Go Public
Companies Needing Ancillary Support Services

Source: PUBC's website at http://www.publiccompanymanagement.com/

PUBC takes payment from its clients in a "double" format: cash and shares. The fee for taking companies public via an SB2 listing (through the GPT subsidiary) is $75,000 in cash and 500,000 shares of the client company. For PCMS's services the fee is structured as follows: as soon as the contract is signed – 750,000 shares, and $4,000 a month starting immediately and carrying through the first year. Thus, on average PUBC receives 1,250,000 shares from each of its client. This model ensures attraction of a wider range of clients than would be possible on a cash only fee basis. The company also accepts credit card payments.

Business Revenue Models

The Company charges clients based on a unique equity-based fee structure that minimizes cash outlay for clients, ensures total commitment to client success, and maximizes shareholder value when those clients are successful.

<u>PCMS Revenue Model</u>

Cash compensation of $4,000 per month for 12 months and reimbursement of expenses incurred on the client's behalf, along with the issuance of 750,000 shares of each client company's common stock.

<u>FCL Revenue Model</u>

This subsidiary has a limited operating history and has not received any revenue from clients to date. It is anticipated by management that the fulfillment of service contracts associated with this subsidiary will result in fees being paid in both cash and client company equity. Management believes that, on average, an engagement

by this group may result in cash revenue of approximately US $30-$100,000 and 300,000 shares of common stock of the client company.

On March 28, 2005, the company announced that it had formed a new joint venture with White Pacific Securities that would assist private Asian companies with gaining public listing status in the U.S. Through the securities registration solution offered by PUBC subsidiary, Go Public Today, select Chinese and other Asian companies referred and screened by WPS would be able to become publicly traded companies in the US. In our view this strategic alliance holds great promise and may boost revenues significantly starting with April 2005.

GPT Revenue Model
Cash compensation and a stock component in the amount of $75,000 and 500,000 shares of the client company's common stock.

PWP Revenue Model
White Papers – these products are delivered electronically. White Paper prices range from free promotional papers up to over US $180 per paper for an extensive proprietary research paper. PWP receives payment through a verified credit card over the Internet so there are no collection issues for PWP.

PWP's business model also involves using its website and White Papers as an introductory service and qualification tool for the other Subsidiaries. PWP's clients may request additional products and services that are provided by the PCMC group of companies and a sophisticated tracking and marketing system sends targeted follow-up communications to purchasers of selected white papers to make them aware of these services, which include:

- *Business Plan Review* — PWP provides its clients with a service that includes the review of the client's corporate business plan document. PWP thoroughly reviews and provides detailed comments on a client company's business plan that allows it to be used as a more targeted document. This service is competitively priced at US $1,695 (payable in advance via a verified credit card so there are no collection issues), and is rendered within 3 to 5 business days of payment.

- *Strategic Company Reviews* — PWP provides strategic consulting services to client companies for a flat fee of US $3,995. PWP first makes an assessment of the client's company's value on the basis of the internal metrics, and compares this with the market value. It then reviews operational approaches for enhancing the company's value and helps in identifying external means of increasing value. Among the possibilities: mergers, acquisitions, strategic alliances and the disposal of non-core assets as well as new long-term growth opportunities in new markets outside of the traditional business.

NF Revenue Model
The Fund generates cash as well as an equity positions in client companies, the amounts of which are determined on a case by case basis.

"Private Equity"- like Exposure

PUBC's business operations consist primarily of working with small private companies in which PUBC receives an equity investment in the form of restricted securities as part of the fee. This fee is considered private equity. The Company's criteria for engaging in equity interests typically involve investments with companies that demonstrate sales, strong internal growth potential and are good candidates to achieve growth through selective acquisitions. PUBC also favors private companies that are believed to offer the size, profitability, management depth and sophistication required to become successful public companies.

Most of the fee equity interests involve engagements with small or development stage companies with annual sales of under US$10 million. PUBC seeks to identify companies which have significant opportunities in the markets they serve or have devised innovative products, services or ways of doing business that afford them a distinct competitive advantage. In evaluating potential client companies, the Company pays particular attention to the following characteristics: management, opportunities of significant influence, market dynamics, liquidity, and debt service.

The equity portion of the fee typically ranges in size from 1% to 4.5% of the private company depending on the total issued and outstanding shares of the client company. PUBC generally structures fees as equity with little or no debt component. Furthermore, PUBC generally expects the equity portion of fees to operate rather like an investment and to achieve liquidity within three to five years from their respective origination dates. Management expects that the private companies with fee interest will be listed on the OTCBB and thus a portion of assets will be in micro-cap public companies.

As of September 30, 2004, PUBC was a shareholder in 13 companies, the value of which was assessed on the basis of the market price at the time (only in cases where an active trading market existed):

	Shares owned	Price	Valuation
GoFranchiseToday	455,000	-	-
Megola	1,772,500	$0.35	$620,375
Acies	2,047,700	0.2	409,540
Terrax	500,000	-	-
Urbanalien	832,000	0.03	24,960
Winfield FS	1,226,500	0.35	429,275
Sterling Equity	184,000	-	-
MaxxZone.com	182,000	-	-
OSF Financial Services	182,000	-	-
Ugomedia	503,006	0.006	1,080
Sciax Defense USA	106,001	0.055	27,665
Mosaic Nutriceuticals CP	7,500	0.13	975
Nevwest Securities	212,222	0.09	19,100
Marketable securities			**$1,532,970**

It is interesting to note from the table above that some of the shares that the company had taken as a substitute for cash for its services are not carrying any value in the balance sheet yet. Only 8 of the 13 companies in the portfolio had a market price on the shares as of that date. Still, the company reported a hefty $1.5 million investment balance in small promising businesses. For comparison, just three months later, PUBC reported a marketable balance of $2.4 million, an increase of $0.9 million arising from both the addition of new clients as well as the increase in share value of existing companies in the portfolio. The shareholding in companies to which PUBC has been providing services for a longer period of time or to which PUBC has made loans and advances can be quite significant – up to two million shares for Acies and Megola that were the most important clients in 2004.

PUBC has chosen to forgo some of the cash for the services it performs to get exposure to the speculative, but highly profitable venture capital side of the securities market. Although we do not have a track record for the current management of PUBC in terms of stock selection, we can estimate that the actual investment into chosen clients is not as significant as for a usual venture capital. PUBC does charge $75,000 cash for its services and it also takes quite a significant stake in terms of number of shares.

The current portfolio of companies includes companies from various industries. Some of them are not listed and we have no information about their business, but from the ones listed, we picked the following:

- **Megola (MGOA.OB)** was formed to sell physical water treatment devices to commercial end-users in the United States, Canada and other international locations under a license granted by the German manufacturer, Megola GmbH. Initial operations and sales began in October 2000. Share price performance during the past three months showed a downtrend after a run-up in November 2004.



MGOA.OB One-year graph

- **Acies (ACIE.OB)** is engaged in the business of delivering payment processing and online banking solutions to small, medium and large size merchants across the United States. Share price performance during the past three months was basically flat.



ACIE.OB One-year Graph

- **Urbanalien (UBAL.OB)** – the business plan is to deploy high-speed, interactive kiosk terminals in theaters, sports arenas and similar public venues in high-traffic locations. During the past three months the share price seesawed quite wildly from $0.02 to $0.04.



UBAL.OB One-year Graph

- **Winfield (WFLD.OB -> HBSV.OB) Healthcare Business Services Group** is a holding company for a medical billing service provider that for over fourteen years has assisted various healthcare providers to successfully enhance their billing function. The Company has developed a proprietary medical billing software system named AutoMed™.

  The Company has installed, and is currently ready to market and install, AutoMed™ at some of its existing medical billing clients. The Company expects that after this software is launched, revenues will grow substantially over the next three to five years extending its billing model into the technology era. In addition, the Company made an investment in real estate which had been rezoned for development and construction of a surgical center.

WFLD.OB One-year graph


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HBSV.OB One-year graph


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- **Sterling Equity Holdings (SEQU.OB)** during the 2004 period included operation of five properties under leases. During the 2003 period, it also operated five FBO properties offering aviation fueling services, aircraft ground services and other aviation services. As a result of the disposal of all FBO operations in 2003, all operating results relating to the FBO operations have been reclassified as discontinued operations and are reported as a single entry on the Statement of Operations.

SEQU.OB One-year graph


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- **MaxxZone.com** – a website involved in eCommerce and direct marketing of exclusive range of active lifestyle services and products.

GRAPH N/A

> **Ugomedia (UGMI.OB -> SCXC.OB)** engaged in March 2003, upon completion of its acquisition of a Canadian company, in the manufacturing and sale of various industrial and defense security products.

UGMI.OB One-year graph



SCXC.OB One-year graph



> **Mosaic Nutriceuticals (MCNJ.PK)** distributes a line of unique, cutting-edge dietary supplement nutraceutical products and is focused on categories including osteoarthritis and associated pain, low-carbohydrate functional foods, cholesterol health, weight loss/appetite suppression, anti-aging and general wellness. The recent price of the stock is approximately three times the 52-week low.

MCNJ.PK One-year graph



Recent Contracts

During the first three months of 2005, PUBC managed to sign up 8 clients for the SB-2 registration process to allow them to become public companies. The second quarter of CY05 also started well – on April 1 PUBC announced the addition of yet another client. The 8 clients added so far in CY05 are listed below:

- **Nasutra, LLC** – manufacturer of an all-natural herbal supplement for male sexual performance enhancement;
- **Millennium Technology, Inc.** – developer, manufacturer and seller of Magnetic Resonance Imaging (MRI) systems to the global healthcare community;
- **MilFin, Inc.** – a company established by military veterans in order to better serve the consumer finance needs of the men and women serving in the U.S. military;
- **Magnate Equities Corp.** – a real estate investment, redevelopment and management corporation;

- **CCGlassco, LLC** – the parent company of The Glassman, Inc., providing glass replacement services to households and businesses in the Midwest.
- **Supremacy Financial Corp.** – a New York-based financial services company that is focused on competitive risk management solutions. SFC operates four separate and wholly owned subsidiaries: preCharge, IdeaCart, OpenCharge and ClientBills, some of which are still in the development stage and are set to be launched commercially in the near future.
- **Spectrum Apparel, Inc**. - a designer, manufacturer and retailer of women's undergarments.
- **Z Yachts LLC** – a national marine brokerage network with competitive advantages that include a proprietary broker support system, strategic relationships with marine lenders, a manufacturer direct sales program, a soon-to-be-launched industry-first listing automation system, and an established brand.

On April 1, 2005, PUBC announced that it had signed a Public Relations Consulting Agreement with Meridian Advisors, Inc., to provide consulting services to the company. Meridian Advisors will review and edit the company's public relations material and will also advise on various public relations related matters for existing and future public relations or investor relations activities. The term of the agreement is six months and the compensation for services will come entirely in the form of stock – 300,000 restricted shares.

On April 4, 2005, PUBC announced that it had retained the services of Ibis Consulting Group, LLC to oversee a new campaign to present PUBC to institutions in an effort to boost institutional investments in the company. Ibis will act as a liaison for PUBC, coordinating all aspects of a nationwide road show that will include the scheduling of one-on-one meetings with portfolio managers and analysts. The term of the initial agreement is 6 months and compensation will be in cash ($5,000 per month) and equity (50,000 restricted shares upon signing).

Historic Returns on Venture Capital Investments
The current holdings of PUBC may bear a higher than average degree of risk but the type of portfolio PUBC is building holds a lot of promise. History shows that private equity returns are greater than those of the general market.

Venture capital private equity performance surpassed both the NASDAQ and the S&P 500 as measured by the one-, five-, ten- and twenty-year horizon returns for venture capital private equity ending 9/20/04. Over the longer term, private equity can demonstrate superior performance compared with public equity. Though the following table demonstrates an overall index (not PUBC's private equity holdings), this investment class has typically been prohibitive to the average individual investor, with high net worth and investment minimums.

Performance of private equity vs. public equity
Period ending September 30, 2004

Asset Class	Index/Proxy	Annualized Rate of Return (%)			
Investment Class	*Index*	*1 Year*	*5 Years*	*10 Years*	*20 Years*
U.S. public equity	S&P 500	6.79	-4.21	10.44	12.57
	NASDAQ	-0.34	-9.73	8.93	10.48
	Russell 3000	6.71	-3.12	10.18	12.28
	Russell 2000	10.93	4.09	9.12	10.38
Private equity*	Buyouts	23.7	3.1	8.5	12.7
	Venture capital	**7.4**	**14.4**	**26.7**	**15.6**
	All private equity	18.8	5.7	12.9	13.7

* Venture Economics US Private Equity Performance Index in USD as of June 30, 2004

Legal proceedings

On July 27, 2004, NF and Stephen Brock filed a lawsuit in the District Court of Clark County, Nevada, against Ugomedia Interactive Corporation ("Ugomedia") for breach of contract. On February 27, 2003, Ugomedia executed a convertible promissory note in favor of NF in the principal amount of $175,000, bearing interest at a rate of six percent per annum. The entire outstanding principal and accrued interest became due and payable on February 27, 2004. Despite repeated demands for payment, Ugomedia failed and refused to pay NF any part of the sums due and owing.

On June 14, 2004, GPT sent a demand letter to Terrax, Inc. ("Terrax"). Terrax signed a contract for services with GPT in March 2002. The contract terms stipulated a cash payment of $75,000 payable in increments and an equity payment of 500,000 shares of restricted common stock of Terrax. In April 2002, GPT assisted Terrax in an offering in Nevada that was exempt under Rule 504 of Regulation D of the Securities Act. Although the client transferred the stock and made a partial payment, the full obligations of the contract were not and are still not paid in full. A settlement was entered into between GPT and Terrax in February 2005, whereby the Company agreed to withdraw the Company's lawsuit in return for the 500,000 restricted shares which were issued to GPT becoming free trading, as well as various other stipulations by Terrax including Terrax agreeing to pay the balance of the contract owed to GPT in advance of any filings made by GPT to take Terrax from trading on the Pink sheets to trading on the OTCBB.

GPT also sent a demand letter to Escape International, Inc. ("Escape") in June 2004. Escape contracted with GPT in February 2004 for GPT to assist Escape in filing a Form SB-2 registration statement under the Securities Act. The contract provided for a cash payment in the amount of $75,000 of which $10,000 was paid and an equity payment of 500,000 shares of restricted common stock of Escape. GPT performed (or contracted with third parties to perform) numerous services on behalf of Escape including but not limited to a business plan review, establishing a Nevada corporation, corporate record book development, and drafting private placement documents for an initial founders round. Escape has not issued the restricted stock to GPT. GPT is seeking to recover its unpaid fees pursuant to the contract. The Company has filed a Complaint against Escape in the District Court of Clark County, Nevada. Escape filed an Answer to that Complaint on January 20, 2005.

RECENT FINANCIAL PERFORMANCE

From the financial perspective, PUBC has shown exceptional results in CY04. In the last quarter of CY04, PUBC's revenue totaled $405,992, almost four times as much as in the same quarter a year ago, when the revenue reached just $109,708 (a yoy growth of 270%). Revenue is expected to grow further as more contracts are signed. During the first three months of 2005, PUBC signed 6 new contracts to take private companies through the SB-2 registration process with the SEC, compared to just 3 contracts in the previous quarter, which nonetheless showed outstanding results. In addition to revenue, in Q4CY04 PUBC had large gains on its stock holdings, both realized and unrealized, totaling $731,117, of which $101,324 (or 16%) were realized gains. In terms of yoy change, realized gains grew by 14.6%, whereas unrealized gains were negative in Q4CY03. Quarterly net income equaled $351,389 in Q4CY04, compared to a loss of $89,984 one year earlier.

PUBC's Income statement

	CY03	9moCY04*
Revenue	$376,896	2,089,919
Selling, general & administrative	389,359	689,902
Depreciation and amortization	24,445	33,366
Total operating expenses	413,804	723,268
Net income (loss) from operations	(36,908)	1,366,651
Interest expense	(9,807)	(13,819)
Interest income	14	13,401

Realized gain on sale of securities	183,542	146,588
Unrealized gain (loss) on holding securities	(84,306)	375,729
Gains on sale of vehicle		929
Total other income and (expense)	**89,443**	**522,828**
Net income (loss) before income taxes	**52,535**	**1,889,479**
Deferred income tax (benefit)	-	640,427
NET INCOME (LOSS)	**52,535**	**1,249,052**
Basic and diluted loss per share	-	$0.08
Weighted average shares outstanding	-	15,731,274

Source: SEC filings   *In CY04, PUBC adopted a new fiscal year ending September 30th

In terms of annual performance, PUBC's CY04 revenues amounted to over $2 million, compared to less than $400,000 in CY03, showing a 550% growth. Total realized and unrealized gains from securities held amounted to over $500,000, of which $150,000 (or 30%) were realized gains. In 2003, aggregate gains from securities equaled $99,236, including an unrealized loss of $84,306. In terms of net income, this showed an increase of 2277%, from a mere $52,535 to $1,250,000. Net profit margin increased from 14% in CY03 to 60% in CY04 and EPS changed from $0.00 to $0.08

PUBC's balance sheet structure analysis shows that marketable securities make up a significant and increasing share of total assets – 68% of total assets as of December 31, 2004, up from 59% at the end of September 2004. Accounts receivable and notes receivable together amounted to 18.4% at the end of December 2004, almost halving from 32% of total assets at the end of September 2004. In terms of financing, 64% of assets were covered by equity, and almost a quarter (23%) – by deferred income tax as of December 31, 2004. At the end of Q3CY04 equity covered 58% of assets, while deferred revenues and deferred income tax each covered approximately 18% of assets.

Balance sheet structure as of Dec. 31, 2004

Current assets	$3,117,277
Other assets	400,838
Total Assets	**3,518,115**
Current liabilities	1,113,596
Long-term liabilities	188,035
Equity	2,216,484
Total Liabilities and Equity	**3,518,115**

Source: SEC filings

During CY04, PUBC used over $0.5 million of cash for operations. Much of this outflow was caused by fees being paid in clients' shares, and also by notes and accounts receivable. This cash outflow was offset by a positive value of cash from investing activities of $380,882 and cash from financing activities of $239,928. Total cash position increased by $62,038 in CY04.

Cash is an important consideration to PUBC at this stage. The company has stated that it is imperative to raise $1.5 million of additional capital to fully implement its business plan. This $1.5 million, if raised, will be spent by the company on investor relations and public relations services. Moreover, the nature of the business is such that cash is needed to generate an initial spin for the flow of business. A certain amount of working capital will be needed to cover up the gap between the $75,000 cash charged to customers and the $350-400,000[4] cost of

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[4] As stated by management during the most recent conference call.

performing the service. The company stated during the most recent conference call that it uses subcontractors for most of its services and it is likely that not all of them will accept shares as compensation. Even assuming that of the $350k+ normal charge of performing the service, only 70-80% is the actual cost, there still is a shortfall of $150-200,000 per client that PUBC would have to cover from its own sources. Of course, there is the shareholding of clients who came to PUBC in the past and the shares of which have in the meantime appreciated. Relying on the shareholding as a continuous source of cash may be problematic however, because PUBC may be forced into selling shares before they achieve their full potential. That is why we believe that PUBC will need additional cash to run the business as envisioned.

During the first quarter of FY05, PUBC was losing money on its operations and made up for the loss with the gains on its stock portfolio. Cash-wise, the company also had a negative balance from operations during the quarter. Revenues stood at $406,000 while the accounts receivable balance increased by $552,000. The $630,000 of gains on holding securities were not in the form of cash and as a result we can say that the balance of revenues was more than offset by the increase in receivables from clients. On the other hand, expenses were 62% cash – of the $588,000 of SGA, only $223,000 were in the form of stocks and marketable securities. All the deferred income tax was a non-cash expense. On balance, the company used $360,000 of cash to support its operations during the quarter.

	Q1FY04	Q1FY03
Revenue	**$ 405,992**	**$ 109,708**
Selling, general & administrative	587,602	166,892
Depreciation and amortization	12,442	7,013
Total operating expenses	**600,044**	**173,905**
Net income (loss) from operations	**(194,052)**	**(64,197)**
Other income and (expense)		
Interest expense	(11,121)	(1,733)
Interest income	6,464	8
Realized gain on sale of securities	101,324	88,401
Unrealized gain (loss) on holding securities	629,793	(112,463)
Total other income and (expense)	**726,460**	**(25,787)**
Net income (loss) before income taxes	**532,408**	**-89,984**
Deferred income tax (benefit)	181,019	-
NET INCOME (LOSS)	**$ 351,389**	**(89,984)**
Basic and diluted loss per share	$0.02	($0.01)
Weighted average shares outstanding	21,065,730	15,731,274

We are estimating that going forward PUBC will have to make a choice as to how much money to raise through a public offering vs. selling shares from its current portfolio. We believe that it is best to wait for the securities from the portfolio to reach a better price and to part-finance operations from cash on hand and from a secondary offering. It is in fact what the company intends to do.

INDUSTRY OVERVIEW AND OUTLOOK

As the US economy remains on solid footing, the securities industry rebounded to positive trends during the Q4 in 2004. According to the Securities Investment Association the strong revenue and high profits are expected to maintain a growing trend in 2005. However, following a new oil price surge by the middle of March'05, most probably Q2 and Q3 of 2005 will show moderate development similar to 2004.

According to the Securities Industry Association (SIA) data, the 2004 pre tax net income in the securities industry was about $19.5 billion, much higher than in 2001 and 2002 when it reached $16 billion and $12.1 billion, respectively. However the 2004 results were worse than those registered in 2003 when the pre tax net income totaled $24.05 billion.



Source: Securities Industry Association, www.sia.com

The industry's gross revenue was about $227.5 billion, up ~7% versus the 2003 revenue. The Q4FY04 gross revenue reached $59.4 billion and this was the highest result since Q1FY00. Although the net revenue also increased 3% yoy, the growth rate declined as compared to 2003 when it was 6.6%[5].

The 2005 securities industry forecasts released by the SIA are rather optimistic and are projected to continue the Q4FY04 trend. Total revenues are expected to grow by 7% in 2005 as the industry continues to innovate and provide new products and services, offsetting the ongoing decline in profit margins of more mature business lines, such as equity trading. Commission and fee income from secondary market activities are expected to decrease, as well as the volume of debt underwriting, while equity underwriting, M&A advisory, and other corporate advisory business will continue to expand. The industry profits are projected to grow by 12.8% to reach $22 billion in 2005.

For the year 2005, Mesirow Financial forecasts the following highlights for the equity market[6]:
- The outperformance of small stocks relative to large stocks will continue in 2005. EPS growth for small caps will significantly exceed large caps and the acquisition activity will increase;
- Value stocks, which have outperformed growth stocks over the last five years, are no longer cheap. In spite of that, it is expected that they will outperform once again in 2005 aided by their higher yields. Growth stocks will devour cash whereas the value stocks will generate cash, giving them greater flexibility.

The OTCBB market developed in line with the whole securities industry in 2004. Throughout 2004 and in January-February 2005 it saw a continuation of the growing trend witnessed in 2003, and despite a sluggish

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[5] Source: Securities Industry Association, www.sia.com
[6] http://www.mesirowfinancial.com/mf_outlook2005_screen.pdf

performance of the market in September-November 2004, trading picked up in subsequent months, as shown in the following diagram.



Source: http://www.otcbb.com/dynamic/tradingdata/download/monthly.txt, accessed online on March 23, 2005

Equity underwriting

The equity underwriting market witnessed an outstanding result posting performances of $203 billion, the best result since 2000 when it totaled $205 billion. As compared to the year over year result, the market increased 29.7% in 2004 versus 2003. The Q1 was the strongest quarter in 2004 with about $68 billion. This was the second highest quarterly amount ever. The solid performance in 2004 was driven by the increased common stock issuance. The common stock offerings grew 43% yoy, whereby the preferred stock offerings declined 12% yoy in 2004.



Source: Thomson Financial, www.sia.com

Initial Public Offerings

In 2004, the IPO activity had an excellent performance as it increased as much as three times compared to the previous year. The total IPO market was $48 billion versus only $16 in 2003. The Q4 results surpassed all other previous quarters, witnessing a value of $16 billion and 81 deals. This was the busiest quarter since Q3FY00.

The year 2005 began with a strong backlog of 75 deals in the pipeline valued at $16 billion, versus only 58 deals worth about $10 billion at this same time last year. The Securities Industry Association expects that the current 2005 year will also be a strong year anticipating the companies going public to increase. The year 2004 highlighted improved stock market conditions and strong IPO aftermarket performance. According to Renaissance Capital's IPOhome.com, the IPOs increased on average 34% from their offering as compared to 28% gain recorded in 2003.



Source: Thomson Financial, www.sia.com   * Excludes Closed-End Funds

Mesirow Financial Private Equity expects that the year 2005 will be strong on IPO activity. It is anticipated that over $9 billion will be raised by more than 100 venture-backed IPOs in 2005, with as much as $115 billion in private equity partnership capital raised during this year[7].

Mergers and acquisitions activity (M&A)

Favorable geopolitical and macroeconomic factors were the primary positive catalysts impacting the development of the strong mergers and acquisitions market in 2004. The total value of the announced merger-and-acquisition deals of U.S. target companies was $834 billion in 2004, up 58% versus the year 2003. During the week of December 13-17 alone, more than $100 billion were announced in transactions, which was the highest week since January 2000. The value of completed transactions surged significantly to $749 billion, up 66% versus a year ago[8].

According to PricewaterhouseCoopers' Transaction Services group, the M&A activity in 2005 will experience a moderate pick-up, with more deals of all sizes. It is expected that the companies will be more active across the board. The primary impetus for the solid activity in 2005 is the strong cash the companies have on their hands and also a lot of debt financing available. PricewaterhouseCoopers estimated that in less than a year, financing sources moved from financing acquisitions at 2.25 times EBITDA in 2003 to a level of 5-plus times EBITDA in Novemebr'04[9]. The primary drivers for the M&A activity are very classic: growth and costs reduction.

There is an increasing trend in the number and volume of reverse merger transactions, with the year 2004 showing the strongest growth in terms of both number and volume. The number of reverse mergers exceeded

---

[7] http://www.mesirowfinancial.com/highlights/highlights_1017.html
[8] Securities Industry Association, available online at http://www.sia.com/research/html/key_industry_trends_.html, accessed on March 24, 2005
[9] http://www.pwcglobal.com/extweb/ncpressrelease.nsf/DocID/1D55DB501B71F6AF85256F6B006F2B4B

the number of IPOs under $50 million in 2003 and 2004. In 2004 alone the number of reverse mergers (117 transactions) was greater than the number of such operations in the preceding three years (totaling just 69). The dollar amount of reverse mergers quadrupled in 2004 compared to 2003 and increased almost eightfold compared to 2001 and 2002, reaching $846.2 million.



Source: Day, Berry & Howard LLP[10]

Consultancy services

The management and marketing consulting services market is estimated to grow 29.6% from 2004 to reach a value of US$101.9 billion in 2008. The management sector is expected to account for 55.7% of total US management and marketing consulting revenues, gaining 32.4% over the 2004 to 2008 forecast period. The industry will record revenue by 2008 of a total of $56.8 billion[11].

---

[10] Available online at http://www.dbh.com/docs/events.148.pdf, accessed online on March 23, 2005.
[11]http://www.euromonitor.com/Management_and_marketing_consulting_services_in_USA_(mmp)

PUBC versus DJ US INVESTMENT SERVICES INDEX – 6 MONTHS


SCR Daily
4/11/2005
PUBC
+1,200%
+1,100%
+1,000%
+900%
+800%
+700%
+600%
+500%
+400%
+300%
+200%
+100%
+0%
-100%
Volume
© BigCharts.com
Exchange provides no volume data.
Nov
Dec
05
Feb
Mar
Apr

Source: www.marketwatch.com

Sergiu Lisnic, CFA is a senior analyst with Spelman Research. Prior to joining the company, he worked is an analyst for Evanston Capital Advisors for a year and a half, and subsequently served for two years as a financial analyst with a gas distribution and a FMCG company. He was primarily responsible for financial statement analysis, budgeting and reporting to shareholders. He earned the CFA title in September 2003.

Spelman Research Associates, Ltd, is an independent fee based research, publishing and distribution firm whose contract analyst adhere to the ethics and standards of the Association for Investment Research Management. The views expressed in this research report reflect the analyst's personal views about the issuer and its securities. Opinions and recommendations contained in this report are submitted solely for advisory and information purposes and are not intended as an offering or a solicitation to buy or sell the securities mentioned above. The analysts are responsible only to the public and this report is not a service to the company. We received a fee of $23,000 from the company for one year's coverage. We do not inform any company in advance of the nature or conclusions of our analysts' reports in advance of paying the fee nor can a company withdraw from coverage before the expiration of the one year term. Neither the Analysts nor the company own equity or debt securities of the companies on which our contract analysts report. More information about Spelman Research's policies are available at www.spelmanresearch.com.

Spelman Research Associates, Ltd., 545 Madison Avenue, Suite 200, New York City, NY 10028 Phone: (212) 838 5520 Fax: (212) 838 5350 Web: www.spelmanresearch.com Email: info@spelmanresearch.com

FINANCIAL PROJECTIONS

$	FY03	FY04	Q1FY05	Q2FY05E	Q3FY05E	Q4FY05E	FY05E	FY06E
Income Statement	31-Dec-03	30-Sep-04	*31-Dec-04*	*31-Mar-05*	*30-Jun-05*	*30-Sep-05*	30-Sep-05	30-Sep-06
Revenue	376,896	2,089,919	405,992	600,000	820,000	984,000	2,809,992	5,023,418
Selling, general & administrative	389,359	689,902	587,602	700,000	815,000	738,000	2,840,602	3,767,564
Depreciation and amortization	24,445	33,366	12,442	15,000	15,000	15,000	57,442	72,000
Total operating expenses	413,804	723,268	600,044	715,000	830,000	753,000	2,898,044	3,839,564
Net income (loss) from operations	(36,908)	1,366,651	(194,052)	(115,000)	(10,000)	231,000	(88,052)	1,183,855
Interest expense	(9,807)	(13,819)	(11,121)	(12,000)	(12,000)	(12,000)	(47,121)	(60,000)
Interest income	14	13,401	6,464	6,000	6,000	6,000	24,464	26,400
Realized gain on sale of securities	183,542	146,588	101,324	100,000	107,000	114,490	422,814	543,912
Unrealized gain (loss) on holding securities	(84,306)	375,729	629,793	300,000	345,000	396,750	1,671,543	2,859,390
Gains on sale of assets	-	929	-	138,000	-	-	138,000	-
Total other income and (expense)	89,443	522,828	726,460	532,000	446,000	505,240	2,209,700	3,369,702
Net income (loss) before income taxes	52,535	1,889,479	532,408	417,000	436,000	736,240	2,121,648	4,553,556
Deferred income tax (benefit)	-	640,427	181,019	141,780	148,240	250,322	721,361	1,548,212
NET INCOME (LOSS)	52,535	1,249,052	351,389	275,220	287,760	485,918	1,400,287	3,005,345
Key Financials								
EBITDA		1,842,294	508,845	390,000	409,000	709,240	2,017,085	4,421,556
Operating margin, %		65%	-48%	-19%	-1%	23%	-3%	24%
Net Profit Margin		60%	87%	46%	35%	49%	50%	60%
EBITDA margin		88%	125%	65%	50%	72%	72%	88%
Per Share statistics								
EPS, basic& diluted		$0.08	$0.02	$0.01	$0.01	$0.02	$0.06	$0.13
SHARES OUTSTANDING:		15,731	21,066	21,545	23,045	23,045	22,175	23,295